
02005949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 21 2002
365

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SEC FILE NUMBER
8- 51603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TC GROUP SECURITIES COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1132 HAMILTON ST. SUITE 212
(No. and Street)

ALLENTOWN (City) PA (State) 18101-1024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN M. TROLLINGER 610.821.1331
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE RANDOLPH, LLC
(Name — *if individual, state last, first, middle name)*

1427 CHEW ST. (Address) ALLENTOWN (City) PA (State) 18102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN M. TROLLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TC GROUP SECURITIES COMPANY INC, as of 2/6/02, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



NOTARIAL SEAL
Carol C. Grube, Notary Public
Allentown, Lehigh County, PA
My commission expires Mar. 6, 2004

Carol C. Grube
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To The Stockholder of
TC Group Securities Company, Inc.:

We have audited the accompanying statement of financial condition of TC Group Securities Company, Inc. (the Company) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TC Group Securities Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Allentown, Pennsylvania
January 25, 2002

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$10,000

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:	
Common stock	$10,000

See Notes to Financial Statements

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$ 31,912
EXPENSES	(31,912)
NET INCOME	$ 0

See Notes to Financial Statements

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	....COMMON STOCK...		
	SHARES (a)	AMOUNT	TOTAL
BALANCES, JANUARY 1, 2001	1,000	$ 10,000	$ 10,000
BALANCES, DECEMBER 31, 2001	1,000	$ 10,000	$ 10,000

(a) Authorized 1,000 shares at $10 par value,
1000 shares issued and outstanding.

See Notes to Financial Statements

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ -
INCREASE IN CASH AND CASH EQUIVALENTS	-
CASH AND EQUIVALENTS, BEGINNING OF YEAR	10,000
CASH AND EQUIVALENTS, ENDING OF YEAR	$ 10,000

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TC Group Securities Company, Inc. (the Company) was incorporated on July 3, 1997 and is engaged in the business of a limited business broker dealer engaged in the exclusive business of selling mutual funds and variable annuities only, primarily in Pennsylvania.

CASH EQUIVALENTS

The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents approximate fair value as of December 31, 2001.

INCOME TAXES

The Company and its stockholder elected to be taxed as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and state income taxes as such liability is a personal liability of the Company's stockholder.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,000, which was $5,000 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2001.

3. EXEMPTIVE PROVISION OF RULE 15C3-3

The Company is exempt from reporting requirements of SEC Rule 15c3-3 under Section (k)(1) which states that provisions of this rule shall not be applicable to a broker or dealer engaged in a limited business of selling mutual funds and/or variable annuities only.

4. NET CAPITAL

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is in agreement with the FOCUS report filed for the year ended December 31, 2001.

5. CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

There were no changes in liabilities subordinated to general creditors for the year ended December 31, 2001.

TC GROUP SECURITIES COMPANY, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 10,000
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	10,000
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	10,000
HAIRCUTS ON SECURITIES:	
Marketable securities	-
Undue concentrations	-
Total	-
NET CAPITAL	$ 10,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	$ -
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ -
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 5,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 TO 1

See Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
TC Group Securities Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of TC Group Securities Company, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.


Parente Randolph, LLC

Allentown, Pennsylvania
January 25, 2002

TC Group Securities Company, Inc.

Financial Statements
For The Year Ended
December 31, 2001
&
Independent Auditors' Report
&
Additional Information
&
Internal Control Report

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